Exhibit 21.1

List of Significant Subsidiaries and VIE of the Registrant

Significant subsidiaries	Place of Incorporation
Wanda Sports Holdings (USA), Inc.	United States
World Endurance Holdings, Inc.	United States
World Triathlon Corporation	United States
Competitor Group Holdings, Inc.	United States
Infront Holding AG	Switzerland
Infront Sports & Media AG	Switzerland
Infront Football Media Pte. Ltd.	Singapore
Infront Pan-Asia Holding Pte. Ltd.	Singapore
Host Broadcast Services (HBS) AG	Switzerland
Infront Austria GmbH	Austria

VIE and its subsidiaries	Place of Incorporation
Wanda Sports Co., Ltd.	PRC
Guangzhou Wanda Sports Development Co., Ltd.	PRC
Chengdu WNCH Sports Industry Co., Ltd.	PRC
Gansu Dunhuang Silk Road Marathon Event Management Co., Ltd.	PRC
Beijing Evertop Sports Culture Media Co. Ltd.	PRC